Exhibit 8.1

Companies List

This exhibit contains a list of subsidiaries of Barclays PLC and Barclays Bank PLC and their jurisdiction of incorporation. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at December 31, 2014.

Barclays Bank PLC	UNITED KINGDOM
Barclays Capital Inc.	UNITED STATES OF AMERICA
Barclays Africa Group Limited	SOUTH AFRICA
Barclays Bank S.A.U.	SPAIN
Barclays Dryrock Funding LLC	UNITED STATES OF AMERICA
Barclays Lamorak Investments S.à r.l.	LUXEMBOURG
Roder Investments No 1 Limited	UNITED KINGDOM
Roder Investments No 2 Limited	UNITED KINGDOM
Barclays Luxembourg Holdings SSC	LUXEMBOURG
Kirsche Investments Ltd	UNITED KINGDOM
Barclays Capital Luxembourg S.a r.l. –	LUXEMBOURG

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